UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Fuling Global Inc.

(Name of the Issuer)

Fuling Global Inc.

Fuling ParentCo Inc.

Fuling MergerCo Inc.

Ms. Guilan Jiang

Silver Trillion Investments Limited
Ms. Sujuan Zhu

Celestial Sun Holdings Limited
Mr. Qian (Eugene) Hu

Zheng Hui Investments Limited
Mr. Xinzhong Wang

Charm Grow Holdings Limited
Mr. Jinxue Jiang

Tengyu International Limited
Mr. Qijun Huang

Harvest Wind Investment Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G3729B 102
(CUSIP Number)

Fuling Global Inc. 88 Jintang South Ave., East New District Wenling, Zhejiang Province People’s Republic of China 317509 Telephone: +86 576 8662 3058	Fuling ParentCo Inc. Fuling MergerCo Inc. c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098

Ms. Guilan Jiang Silver Trillion Investments Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098	Ms. Sujuan Zhu Celestial Sun Holdings Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098

Mr. Qian (Eugene) Hu Zheng Hui Investments Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098	Mr. Xinzhong Wang Charm Grow Holdings Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098

Mr. Jinxue Jiang Tengyu International Limited c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province People’s Republic of China 317511 Telephone: +86 576 8662 3098	Mr. Qijun Huang Harvest Wind Investment Limited P1-5B, Swan Castle, Overseas Chinese Town Nanshan District, Shenzhen, Guangdong Province People’s Republic of China 518053 Telephone: +86 755 8623 1682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Laura Luo, Esq. King & Wood Mallesons LLP 500 Fifth Avenue, 50th Floor New York, NY 10110, USA Telephone: +1 212 319 4755	Anthony W. Basch, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219, USA Telephone: +1 804 771 5700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, People’s Republic of China Telephone: +86 10 6535 5577

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

US$11,093,008.15	US$ $1,439.87

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $2.35 for 4,720,429 issued and outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Fuling Global Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US $0.001 per share (each, a “Share” and collectively, the “Shares”); (b) Fuling ParentCo Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), (c) Fuling MergerCo Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), (d) Ms. Guilan Jiang (“Ms. Jiang”), founder, chairwoman of the board of directors of the Company (the “Board”) and chief operating officer of the Company, and Silver Trillion Investments Limited (“Silver Trillion” or the “Founder Entity”), a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Ms. Jiang; (e) Ms. Sujuan Zhu, a director of the Company and an extended family member of Ms. Jiang, and Celestial Sun Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Ms. Sujuan Zhu; (f) Mr. Qian (Eugene) Hu, a family member of Ms. Jiang, and Zheng Hui Investments Limited, a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Mr. Qian (Eugene) Hu; (g) Mr. Xinzhong Wang, an extended family member of Ms. Jiang, and Charm Grow Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Mr. Xinzhong Wang; (h) Mr. Jinxue Jiang, an extended family member of Ms. Jiang, and Tengyu International Limited, a limited liability company incorporated under the laws of the British Virgin Islands and controlled by Mr. Jinxue Jiang ((d) to (h) together, the “Rollover Shareholders” and Ms. Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang and Mr. Jinxue Jiang, collectively, the “Founder Family Members”); and (i) Mr. Qijun Huang (“Mr. Huang” or the “Sponsor’), an individual financial investor, and Harvest Wind Investment Limited (“Harvest Wind” or the “Sponsor Entity”), a corporation incorporated under the laws of Hong Kong Special Administrative Region of the People’s Republic of China and controlled by Mr. Qijun Huang (together with the Rollover Shareholders, the “Buyer Group”).

On September 1, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).

Prior to or substantially concurrently with the execution and delivery of the Merger Agreement, the Founder Family Members have executed and delivered a support agreement with Parent (the “Support Agreement”), providing that, amongst other things and subject to the terms and conditions set forth therein, the Founder Family Members will (a) vote all of certain 11,083,334 Shares beneficially owned by them (the “Rollover Shares”), in favor of the authorization and approval of the Merger Agreement, the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, and (b) restrict the transfer of all the Rollover Shares owned by him or her, as appropriate, in each case in accordance with the terms of the Support Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Shares issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$2.35 in cash, without interest, except for (a) 11,083,334 Rollover Shares held by the Rollover Shareholders, which will be cancelled and cease to exist without payment of consideration, (b) Shares held by Parent, the Company or any of their respective subsidiaries, which will be cancelled and cease to exist without payment of any consideration or distribution therefor, and (c) Shares held by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “CICL”) (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the CICL.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of the holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting held in accordance with its memorandum and articles of association. Pursuant to the Support Agreement, the Founder Family Members have agreed to vote all of the Rollover Shares beneficially owned by them, which represent approximately 70.1% of the total number of votes represented by the Company’s issued and outstanding Shares, in favor of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1    Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”
●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2    Subject Company Information

(a) Name and Address.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

(b) Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares Entitled to Vote”
●	“THE EXTRAORDINARY GENERAL MEETING—Procedures for Voting”
●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c) Trading Market and Price.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“MARKET PRICE OF THE SHARES AND DIVIDENDS”

(d) Dividends.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“MARKET PRICE OF THE SHARES AND DIVIDENDS”

(e) Prior Public Offerings.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE SHARES—Prior Public Offerings”

(f) Prior Stock Purchases.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE SHARES”

Item 3    Identity and Background of Filing Persons

(a) Name and Address.    Fuling Global Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”
●	“ANNEX F—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b) Business and Background of Entities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”
●	“ANNEX F—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c) Business and Background of Natural Persons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”
●	“ANNEX F—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4    Terms of the Transaction

(a)-(1) Material Terms—Tender Offers.    Not applicable.

(a)-(2) Material Terms—Merger or Similar Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”
●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
●	“SPECIAL FACTORS”
●	“THE EXTRAORDINARY GENERAL MEETING”
●	“THE MERGER AGREEMENT”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

(c) Different Terms.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting”
●	“THE MERGER AGREEMENT”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

(d) Appraisal Rights.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Dissenters’ Rights of Shareholders”
●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
●	“SPECIAL FACTORS—Dissenters’ Rights”
●	“DISSENTERS’ RIGHTS”
●	“ANNEX E—COMPANIES LAW, CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND REVISED) OF THE CAYMAN ISLANDS—SECTION 238”

(e) Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f) Eligibility of Listing or Trading.    Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“SPECIAL FACTORS—Related Party Transactions”
●	“TRANSACTIONS IN THE SHARES”

(b) Significant Corporate Events.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“THE MERGER AGREEMENT”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

(c) Negotiations or Contacts.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Plans for the Company after the Merger”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“THE MERGER AGREEMENT”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

(e) Agreements Involving the Subject Company’s Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Plans for the Company after the Merger”
●	“SUMMARY TERM SHEET—Financing of the Merger”
●	“SUMMARY TERM SHEET—Support Agreement”
●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Financing of the Merger”
●	“SPECIAL FACTORS—Plans for the Company after the Merger”
●	“SPECIAL FACTORS—Support Agreement”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“SPECIAL FACTORS—Voting by the Rollover Shareholders at the Extraordinary General Meeting”
●	“THE MERGER AGREEMENT”
●	“TRANSACTIONS IN THE SHARES”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

Item 6    Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”
●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
●	“SPECIAL FACTORS—Effects of the Merger on the Company”
●	“THE MERGER AGREEMENT”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

(c) (1)-(8) Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Merger”
●	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”
●	“SUMMARY TERM SHEET—Plans for the Company after the Merger”
●	“SUMMARY TERM SHEET—Financing of the Merger”
●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”
●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
●	“SPECIAL FACTORS—Effects of the Merger on the Company”
●	“SPECIAL FACTORS—Plans for the Company after the Merger”
●	“SPECIAL FACTORS—Financing of the Merger”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“THE MERGER AGREEMENT”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

Item 7    Purposes, Alternatives, Reasons and Effects

(a) Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”
●	“SUMMARY TERM SHEET—Plans for the Company after the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

(b) Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”
●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
●	“SPECIAL FACTORS—Alternatives to the Merger”
●	“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

(c) Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”
●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”
●	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
●	“SPECIAL FACTORS—Effects of the Merger on the Company”
●	“SPECIAL FACTORS—Alternatives to the Merger”

(d) Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”
●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Effects of the Merger on the Company”
●	“SPECIAL FACTORS—Plans for the Company after the Merger”
●	“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”
●	“SPECIAL FACTORS—PRC Income Tax Consequences”
●	“SPECIAL FACTORS—Cayman Islands Tax Consequences”
●	“THE MERGER AGREEMENT”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

Item 8    Fairness of the Transaction

(a) -(b) Fairness; Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board”
●	“SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger”
●	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”
●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”
●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”
●	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“ANNEX D—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR”

(c) Approval of Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”
●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
●	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

(d) Unaffiliated Representative.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
●	“ANNEX D—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR”

(e) Approval of Directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board”
●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f) Other Offers.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9    Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”
●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
●	“ANNEX D—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR”

(b) Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS—Background of the Merger”
●	“SPECIAL FACTORS—Opinions of the Special Committee's Financial Advisor”
●	“ANNEX D—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR”

(c) Availability of Documents.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a) Source of Funds.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Financing of the Merger”
●	“SPECIAL FACTORS—Financing of the Merger”
●	“THE MERGER AGREEMENT”
●	“ANNEX A—AGREEMENT AND PLAN OF MERGER”
●	“ANNEX B—PLAN OF MERGER”

(b) Conditions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Financing of the Merger”
●	“SPECIAL FACTORS—Financing of the Merger”

(c) Expenses.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SPECIAL FACTORS—Fees and Expenses”

(d) Borrowed Funds.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Financing of the Merger”
●	“SPECIAL FACTORS—Financing of the Merger”
●	“THE MERGER AGREEMENT”

Item 11    Interest in Securities of the Subject Company

(a) Securities Ownership.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b) Securities Transactions.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE SHARES”

Item 12    The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”
●	“SUMMARY TERM SHEET—Support Agreement”
●	“SPECIAL FACTORS—Support Agreement”
●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”
●	“SPECIAL FACTORS—Voting by the Rollover Shareholders at the Extraordinary General Meeting”
●	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”
●	“THE MERGER AGREEMENT”
●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e) Recommendations of Others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board”
●	“SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger”
●	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”
●	“SUMMARY TERM SHEET—Support Agreement”
●	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”
●	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”
●	“SPECIAL FACTORS—Support Agreement”
●	“THE EXTRAORDINARY GENERAL MEETING—The Board’s Recommendation”

Item 13    Financial Statements

(a) Financial Information.    The audited financial statements of the Company for the two years ended December 31, 2019 and 2018 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2019, originally filed on April 15, 2020 (see page F-1 and the following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“FINANCIAL INFORMATION—Selected Historical Financial Information”
●	“FINANCIAL INFORMATION—Net Book Value per Share of Our Shares”
●	“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information.    Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies”

(b) Employees and Corporate Assets.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET—The Parties Involved in the Merger”
●	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
●	“ANNEX F—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15    Additional Information

(b) Other Material Information.    The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)	Proxy Statement of the Company dated October 20, 2020 (the “Proxy Statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)*	Press Release issued by the Company, dated September 1, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 1, 2020.
(b)	Not applicable.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated September 1, 2020, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 1, 2020.
(d)-(1)	Agreement and Plan of Merger, dated as of September 1, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Support Agreement, dated as of September 1, 2020, by and between Parent and Founder Family Members, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(3)*	Equity Commitment Letter, dated as of September 1, 2020, by and between Silver Trillion and Parent, incorporated herein by reference to Exhibit E to Schedule 13D, as amended, filed with the SEC by Rollover Shareholders on September 1, 2020.
(d)-(4)*	Equity Commitment Letter, dated as of September 1, 2020, by and between Harvest Wind Investment Limited and Parent.
(d)-(5)*	Limited Guarantee, dated as of September 1, 2020, by and between Silver Trillion and the Company, incorporated herein by reference to Exhibit G to Schedule 13D, as amended, filed with the SEC by Rollover Shareholders on September 1, 2020.
(d)-(6)*	Limited Guarantee, dated as of September 1, 2020, by and between Harvest Wind Investment Limited and the Company.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2020

Fuling Global Inc.

By:	/s/ Hong (“Simon”) He
Name:	Hong (“Simon”) He
Title:	Chairman of the Special Committee

Fuling ParentCo Inc.

By:	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

Fuling MergerCo Inc.

By:	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

Guilan Jiang

/s/ Guilan Jiang

Silver Trillion Investments Limited

By:	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

Sujuan Zhu

/s/ Sujuan Zhu

Celestial Sun Holdings Limited

By:	/s/ Sujuan Zhu
Name:	Sujuan Zhu
Title:	Director

Qian (Eugene) Hu

/s/ Qian (Eugene) Hu

Zheng Hui Investments Limited

By:	/s/ Qian (Eugene) Hu
Name:	Qian (Eugene) Hu
Title:	Director

[Signature Page to Fuling Global Inc. SC 13E-3/A]

Xinzhong Wang

/s/ Xinzhong Wang

Charm Grow Holdings Limited

By:	/s/ Xinzhong Wang
Name:	Xinzhong Wang
Title:	Director

Jinxue Jiang

/s/ Jinxue Jiang

Tengyu International Limited

By:	/s/ Jinxue Jiang
Name:	Jinxue Jiang
Title:	Director

Qijun Huang

/s/ Qijun Huang

Harvest Wind Investment Limited

By:	/s/ Qijun Huang
Name:	Qijun Huang
Title:	Director

[Signature Page to Fuling Global Inc. SC 13E-3/A]